Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

IAMGOLD CORPORATION

Corporate name / Dénomination sociale

1025698-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Virginie Ethier

Virginie Ethier

Director / Directeur

2017-06-01

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Industry Canada Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

IAMGOLD CORPORATION

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue

The Corporation is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of first preference shares, issuable in series ("First Preference Shares"), and an unlimited number of second preference shares, issuable in series ("Second Preference Shares"), with the rights, privileges, restrictions and conditions set out in schedule "A" attached hereto.

4 - Restrictions, if any, on share transfers

None.

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number 1 **Maximum number** 12

6 - Restrictions, if any, on the business the corporation may carry on

None.

7 - Other provisions, if any

See schedule "B" attached hereto.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

○	**183 - Long form : approved by special resolution of shareholders**	◉	**184(1) - Vertical short-form : approved by resolution of directors**	○	**184(2) - Horizontal short-form : approved by resolution of directors**

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
10250074 CANADA INC.	1025007-4	[signature]
IAMGOLD CORPORATION	774799-3	[signature]

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

Canada

SCHEDULE A

ARTICLE 1
INTERPRETATION

Section 1.01 References to "Act"

In this schedule, as from time to time amended, unless there is something in the context inconsistent herewith, "Act" means the *Canada Business Corporations Act*, or its successor, as amended from time to time.

Section 1.02 Headings, Gender, Number

This schedule as from time to time amended, shall be read without regard to paragraph headings, which are included for ease of reference only, and with all changes in gender and number required by the context.

ARTICLE 2
COMMON SHARES

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

Section 2.01 Votes

The holders of Common Shares are entitled to receive notice of, and to attend, all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote. The holders of Common Shares are entitled to one vote for each one Common Share held on all polls taken at such meetings.

Section 2.02 Dividends

Subject to the prior rights, privileges, restrictions and conditions attaching to the First Preference Shares and the Second Preference Shares, or any series thereof, respectively, and the shares of any other class ranking senior to the Common Shares, the holders of Common Shares shall be entitled to receive dividends as and when declared by the directors of the Corporation.

Section 2.03 Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of the property and assets of the Corporation for the purpose of winding up the affairs of the Corporation, holders of Common Shares shall, after payment to the holders of First Preference Shares, Second Preference Shares and shares of any other class ranking senior to the Common Shares of the amount payable to them, be entitled to receive the remaining property and assets of the Corporation.

Section 2.04 Limitation

Subject to the provisions of the Act, the holders of Common Shares shall not be entitled to vote separately on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized Common Shares, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Common Shares;

(b) effect an exchange, reclassification or cancellation of all or part of the Common Shares; or

(c) create a new class of shares or series equal or superior to the Common Shares.

ARTICLE 3
FIRST PREFERENCE SHARES

The First Preference Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

Section 3.01 Directors' Right to Issue in One or More Series

The First Preference Shares may at any time and from time to time be issued in one or more series. Prior to the issue of First Preference Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the First Preference Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of First Preference Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the First Preference Shares of such series including, without limitation:

(a) the rate, amount or method of calculation of any dividends and whether any dividends are subject to adjustment;

(b) whether any dividends are cumulative, partly cumulative or non-cumulative;

(c) the dates, manner and currency of payments of any dividends and the date from which any dividends accrue or become payable;

(d) if redeemable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(e) the voting rights, if any;

(f) any conversion, exchange or reclassification rights; and

(g) any other terms not inconsistent with these provisions;

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of First Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

Section 3.02 Ranking of First Preference Shares of Each Series

The First Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs, rank (a) on a parity with the First Preference Shares of every other series and (b) senior to, and shall be entitled to a preference over, the Second Preference Shares, the Common Shares, and the shares of any other class ranking junior to the First Preference Shares. The First Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preference Shares, the Common Shares, and the shares of any other class ranking junior to the First Preference Shares as may be fixed in accordance with section 3.01 hereof.

Section 3.03 Voting Rights

Except as hereinafter specifically provided, as required by the Act or in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided however that the holders of First Preference Shares shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

Section 3.04 Amendment with Approval of Holders of First Preference Shares

The rights, privileges, restrictions and conditions attached to the First Preference Shares as a class may be added to, removed or changed only with the approval of the holders of First Preference Shares given in accordance with the requirements of the Act and the minimum requirement provided in section 3.05 hereof.

Section 3.05 Approval of Holders of First Preference Shares

The approval of the holders of First Preference Shares as a class to any matters referred to in these provisions may be given as specified below:

(a) Approval and Quorum

Any approval required to be given by the holders of First Preference Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all of the holders of the then outstanding First Preference

Shares or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by holders of First Preference Shares who voted in respect of that resolution at a meeting of the holders of First Preference Shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than one-tenth of the then outstanding First Preference Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of First Preference Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast by holders of First Preference Shares at such meeting shall constitute the approval of the holders of First Preference Shares.

(b) Voting

On every poll taken at any meeting in respect of which only the holders of First Preference Shares of more than one series are entitled to vote, each holder of First Preference Shares shall be entitled to one vote in respect of the greater of (i) each $1.00 of stated capital added to the appropriate stated capital account of the Corporation in respect of the issue of each such share and (ii) each $1.00 of the liquidation preference or redemption preference (excluding any amount payable in respect of declared but unpaid or accrued but unpaid dividends) attached to each such share (and if the liquidation preference and redemption preference are not the same at the applicable time, then the greater of the two).

Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

Section 3.06 Shares Issued in Series with Identical Rights

Where First Preference Shares are issued in more than one series with identical rights, privileges, restrictions, conditions and designations attached thereto, all such series of First Preference Shares shall rank *pari passu* and participate equally and proportionately without discrimination or preference as if all such series of First Preference Shares had been issued simultaneously and all such series of First Preference Shares may be designated as one series.

Section 3.07 Limitation

Subject to the provisions of the Act, the holders of First Preference Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to the First Preference Shares as a class or to any particular series thereof provide to the contrary, be

entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized First Preference Shares or any series thereof, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the First Preference Shares or any series thereof;

(b) effect an exchange, reclassification or cancellation of all or part of the First Preference Shares or any series thereof; or

(c) create a new class or series of shares equal or superior to the First Preference Shares or any series thereof.

ARTICLE 4
SECOND PREFERENCE SHARES

The Second Preference Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

Section 4.01 Directors' Right to Issue in One or More Series

The Second Preference Shares may at any time and from time to time be issued in one or more series. Prior to the issue of Second Preference Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the Second Preference Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of Second Preference Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Second Preference Shares of such series including, without limitation:

(a) the rate, amount or method of calculation of any dividends and whether any dividends are subject to adjustment;

(b) whether any dividends are cumulative, partly cumulative or non-cumulative;

(c) the dates, manner and currency of any payments of dividends and the date from which any dividends accrue or become payable;

(d) if redeemable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(e) the voting rights, if any;

(f) any conversion, exchange or reclassification rights; and

(g) any other terms not inconsistent with these provisions;

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of Second Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

Section 4.02 Ranking of Second Preference Shares of Each Series

The Second Preference Shares of each series shall, with respect to the payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation for the purpose of winding-up its affairs, rank (a) junior and subordinate to the First Preference Shares, (b) on a parity with the Second Preference Shares of every other series and (c) senior to, and shall be entitled to a preference over, the Common Shares and the shares of any other class ranking junior to the Second Preference Shares. The Second Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares, and the shares of any other class ranking junior to the Second Preference Shares as may be fixed in accordance with section 4.01 hereof.

Section 4.03 Voting Rights

Except as hereinafter specifically provided, as required by the Act or in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares shall not be entitled as such to receive notice of, or to attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided however that the holders of Second Preference Shares shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

Section 4.04 Amendment with Approval of Holders of Second Preference Shares

The rights, privileges, restrictions and conditions attached to the Second Preference Shares as a class may be added to, removed or changed only with the approval of the holders of Second Preference Shares given in accordance with the requirements of the Act and the minimum requirement provided in section 4.05 hereof.

Section 4.05 Approval of Holders of Second Preference Shares

The approval of the holders of Second Preference Shares as a class to any matters referred to in these provisions may be given as specified below:

(a) Approval and Quorum

Any approval required to be given by the holders of Second Preference Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all of the holders of the then outstanding Second Preference

Shares or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by holders of Second Preference Shares who voted in respect of that resolution at a meeting of the holders of Second Preference Shares called and held for that purpose in accordance with the by-laws of the Corporation at which holders of not less than one-tenth of the then outstanding Second Preference Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of Second Preference Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the approval of the holders of Second Preference Shares.

(b) Votes

On every poll taken at any meeting in respect of which only the holders of the Second Preference Shares of more than one series are entitled to vote, each holder of Second Preference Shares shall be entitled to one vote in respect of the greater of (i) each $1.00 of stated capital added to the appropriate stated capital account of the Corporation in respect of the issue of each such share and (ii) each $1.00 of the liquidation preference or redemption preference (excluding any amount payable in respect of declared but unpaid or accrued but unpaid dividends) attached to each such share (and if the liquidation preference and redemption preference are not the same at the applicable time, then the greater of the two).

Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

Section 4.06 Shares Issued In Series with Identical Rights

Where Second Preference Shares are issued in more than one series with identical rights, privileges, restrictions, conditions and designations attached thereto, all such series of Second Preference Shares shall rank *pari passu* and participate equally and proportionately without discrimination or preference as if all such series of Second Preference Shares had been issued simultaneously and all such series of Second Preference Shares may be designated as one series.

Section 4.07 Limitation

Subject to the provisions of the Act, the holders of Second Preference Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to the Second Preference Shares as a class or to any particular series thereof provide to the contrary,

be entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Corporation to:

(a) increase or decrease any maximum number of authorized Second Preference Shares or any series thereof, or increase any maximum number of authorized shares of a class or any series having rights or privileges equal or superior to the Second Preference Shares or any series thereof;

(b) effect an exchange, reclassification or cancellation of all or part of the Second Preference Shares or any series thereof; or

(c) create a new class or series of shares equal or superior to the Second Preference Shares or any series thereof.

SCHEDULE B

Charging Power

Without restricting any of the powers and capacities of the Corporation, whether derived from the *Canada Business Corporation Act* or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertakings) for any purpose whatsoever.

Director Appointment

The directors may by resolution determine the number of directors of the Corporation within the minimum and maximum number of directors and may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Form 2 / Formulaire 2

Initial Registered Office Address and First Board of Directors / Siège social initial et premier conseil d'administration

Canada Business Corporations Act (CBCA) (s. 19 and 106)

Loi canadienne sur les sociétés par actions (LCSA) (art. 19 et 106)

1 Corporate name
Dénomination sociale

IAMGOLD CORPORATION

2 Address of registered office
Adresse du siège social

401 Bay Street, Suite 3200
Toronto ON M5H 2Y4

3 Additional address
Autre adresse

4 Members of the board of directors
Membres du conseil d'administration

See attached schedule / Voir l'annexe ci-jointe

5 Declaration: I certify that I have relevant knowledge and that I am authorized to sign this form.
Déclaration : J'atteste que je possède une connaissance suffisante et que je suis autorisé(e) à signer le présent formulaire.

Original signed by / Original signé par
Timothy Bradburn

Timothy Bradburn
416-933-4735

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Schedule / Annexe

Members of the board of directors / Membres du conseil d'administration

		Resident Canadian Résident Canadien
John E. Caldwell	[redacted]	Yes / Oui
Sybil E. Veenman	[redacted]	Yes / Oui
Stephen J.J. Letwin	[redacted]	Yes / Oui
Mahendra Naik	[redacted]	Yes / Oui
Richard J. Hall	[redacted]	No / Non
Timothy R. Snider	[redacted]	No / Non
Donald K. Charter	[redacted]	Yes / Oui